

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2023

Christopher Marlett
Chief Executive Officer
MDB Capital Holdings, LLC
4209 Meadowdale Lane
Dallas, TX 75229

      Re: MDB Capital Holdings, LLC
          Amendment No. 3 to Registration Statement on Form S-1
          Filed on March 24, 2023
          File No. 333-268318

Dear Christopher Marlett:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 21, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-1

General

1.   We note your response to our prior comment 1 and your revised disclosure stating how many additional class A common shares you need to issue to cease being a "controlled company." Please further disclose, assuming there are no additional class A common shares issued, what percentage of outstanding shares the controlling shareholders must keep in order to continue to control the outcome of the matters submitted to shareholders for approval. As such, please revise throughout, when you are discussing when you may no longer be a controlled company, to clarify that you will no longer be a controlled company once the selling shareholders own less than 50% of the voting control of the company. Include disclosure accompanying that statement that currently the Class B

common shareholders are entitled to 5 votes per share, and when converted into Class A shares, the shares would have one vote per share. Please delete the disclosure discussing that you will remain a controlled company until you have issued and outstanding 25,000,0001 Class A shares, or balance that disclosure by also stating the number of shares you anticipate having outstanding after the offering.

Results of Operations

Operating Income (Loss), page 40

2. We note your disclosure on page 40 that *"[t]he decrease in the realized gain on investments and the unrealized loss in 2021 became an unrealized gain in 2022 which resulted from the sales and distribution of most of the Company's investment securities in the prior period, which was in preparation for the upcoming January 2022 business reorganization."* Please address the following:
   - tell us in detail how the unrealized loss in 2021 became an unrealized gain in 2022,
   - revise your disclosure here and on page 39 to provide a clearer and more detailed explanation of the specific reasons for the noted changes in unrealized gain (loss) in investment securities and the realized gain (loss) on investment securities for the periods presented, and
   - considering both of these line items related to investment securities, such as Unrealized and Realized, present amounts for either gains or losses, please revise your table on page 39 to refer to "gain (loss)" in these line items, similar to that presented in the table on page 38.

Financial Condition, page 41

3. We note your disclosure on page 41 that "[t]he increase in cash and cash equivalents was driven by the funds received from the June 2022 private placement financing, offset by an increase in overall operating expenses during the period and the movement of cash into investment securities, at amortized cost.*"* We note from the comparative balance sheet presented on the page that your cash and cash equivalents balance actually decreased from December 31, 2021, to December 31, 2022. Please revise your disclosure to correctly identify the change and clarify the reason for the decrease.

       You may contact William Schroeder (202) 551-3294 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Andrew Hudders, Esq.